FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

February 24, 2005

PAN AMERICAN SILVER REPORTS RECORD RESULTS IN 2004

(all amounts in US Dollars unless otherwise stated)

2004 IN REVIEW

  Record silver production in 2004 - up 30% to 11.2 million ounces (8.6 million in 2003) - the tenth consecutive year of silver production growth. Fourth quarter production of 3.1 million ounces, up 48% over fourth quarter 2003.

  Record mine operating earnings of $12.9 million for the year ($2 million in 2003). Mine operating earnings of $2.8 million for the fourth quarter ($0.81 million in 2003).

  Record net earnings in 2004 of $19.9 million, including a gain on the sale of the Dukat property totaling $20.1 million and a write-off of mining equipment of $1.8 million, after tax. Excluding these items, net earnings for the year were $1.6 million ($6.8 million loss in 2003). Fourth quarter net earnings totaled $15.7 million ($2.8 million loss in 2003).

  Record consolidated revenue of $92.9 million more than doubled over 2003.

  Morococha silver mine in Peru acquired.

  Interest in Dukat sold for up to $43 million, more than recovering original investment.

  Feasibility studies advanced at Alamo Dorado in Mexico, San Vicente in Bolivia and Manantial Espejo in Argentina, leading to a positive production decision on Alamo Dorado and the acceleration of production from San Vicente for 2005. Manantial Espejo’s feasibility study on track for completion later in 2005.

  Exploration success in 2004 more than replaced silver produced.

  Balance sheet improved through early conversion of $85.5 million of debentures issued in 2003; $55 million raised in new equity; profitable operation; all corporate debt retired.

  Working capital at December 31, 2004 of $115 million, including cash and short-term investments of $98 million.

FINANCIAL RESULTS (unaudited)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported net earnings of $15.7 million or $0.23 per share for the fourth quarter of 2004 versus a fourth quarter loss of $2.8 million in 2003. Earnings included a one-time gain on the sale of the Company’s 20% interest in the Dukat mine in Russia for $20.1 million, partially offset by the write-down of obsolete equipment of $1.8 million, after tax. Excluding these items, there was a loss of $2.7 million in the quarter, due primarily to the first-time payment of Peruvian income taxes totaling $2.8 million as well as mandatory employee profit sharing of $1.0 million. In addition, $0.6 million was accrued for royalties payable in Peru as a result of recently introduced legislation. Consolidated revenue for the quarter was $29.4 million versus $12.9 million in 2003 due to higher production levels and higher metal prices.

Consolidated silver production for the fourth quarter totaled 3.1 million ounces, a 48% increase over the fourth quarter of 2003. The increase was due primarily to the addition of silver production from the Morococha mine acquired in the third quarter and increased production from La Colorada. By-product production of zinc and copper was higher while lead production was lower than in the fourth quarter of 2003 due to the addition of zinc and copper contributions at Morococha and lower lead grades at Huaron and Quiruvilca.

Cash costs in the fourth quarter rose 17% over 2003 levels to $4.70/oz and total costs rose 27%. A number of one-time charges were incurred in the fourth quarter, including profit-sharing and bonus payments in Peru and the reclassification of certain deferred charges in Mexico. In addition, production at Morococha was adversely affected by temporary production disruptions, including a crusher breakdown and a significant workforce reduction. Production levels at Morococha have since returned to normal.

For the full year ended December 31, 2004 Pan American recorded consolidated net earnings of $19.9 million, or $2.3 million excluding the gain from the sale of Dukat and the write-down of assets. The loss in 2003 was $6.8 million, due primarily to lower production and metal prices. Consolidated revenue in 2004 was $92.9 million versus $45.1 million in 2003.

Silver production in 2004 totaled 11.2 million ounces, a 30% increase over 2003.  Zinc production of 34,086 tonnes was 7% higher than in 2003, lead production was 12% lower and copper production was 9% higher. Cash costs for 2004 rose slightly to $4.25/oz while total production costs rose 15% to $5.33/oz due to the inclusion in 2004 of depreciation charges from La Colorada and Morococha. Consolidated cash costs in 2005 are expected to decline.

Capital spending in 2004 decreased to $17.0 million from $18.3 million in 2003 reflecting the completion of construction of the La Colorada mine in 2003. Capital expenditures related primarily to re-engineering expenses at Huaron, tailings dam construction at La Colorada and project development expenditures at Alamo Dorado. Working capital at December 31, 2004 improved to $114.7 million from $81.9 million at December 31, 2003 due to an increase in cash and cash equivalents, an increase in accounts receivable and inventories, and a decrease in current liabilities.

Ross Beaty, Chairman of Pan American commented that “Pan American Silver marked its tenth anniversary with its best financial and operating performance ever. We have one of the largest silver reserve and resource bases of any mining company, the strongest balance sheet in the silver industry, and the most robust pipeline of future growth projects to complement our long-life assets. Our focus in 2005 will be on reducing production costs, capitalizing on the potential of the Morococha mine and successfully commencing construction of the Alamo Dorado silver mine in Mexico, and of course, we will continue to grow. In 2005 we expect to increase annual silver production another 21% to 13.6 million ounces, and to reduce cash costs significantly.”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

MEXICO

In the fourth quarter, the La Colorada mine more than doubled its production from the year-earlier period to 683,526 ounces of silver.  December marked the mine’s sixth consecutive month of oxide production growth, culminating in record monthly production of 241,440 ounces.  The oxide portion of the mine is expected to reach full production capacity early in the second quarter of 2005. However, the mine’s sulphide plant remains shut down due to excess water underground. Hydrogeological studies are underway to evaluate the viability of resuming sulphide production. La Colorada’s silver production for 2004 totaled 2,036,075 ounces. Cash production costs for the quarter were $5.98/oz and total costs were $7.45/oz due to high development costs as the operation converted to more selective mining to address poor ground conditions. In 2005 the mine is forecast to produce 2.9 million ounces of silver at a cash cost of $5.53/oz.

Pan American Silver will commence construction of the Alamo Dorado silver project in Mexico in the second quarter of this year. Capital costs for the project are estimated at $76.6 million and Pan American will fund construction from its cash on hand. Starting in 2007, Alamo Dorado is expected to produce approximately 5 million ounces of silver and 14,000 ounces of gold annually at an average cash cost of less than $3.25/oz of silver, net of gold by-product revenues.

PERU

The Quiruvilca mine was Pan American’s most profitable operation in 2004, generating $9.5 million in operating profit. Quiruvilca produced 638,486 ounces of silver in the fourth quarter, up 3% over 2003 levels. Cash costs totaled $4.47/oz in the fourth quarter, up 11% over 2003 due to workers’ profit participation and year-end bonus payments. For the year, however, the mine’s cash cost fell 28% from $5.01/oz to $3.63/oz. Total costs fell from $5.18/oz to $3.88/oz on full-year production of 2.5 million ounces of silver, 11,709 tonnes of zinc, 3,803 tonnes of lead and 1,081 tonnes of copper. Successful exploration drilling more than replaced the tonnes mined in 2004. The operation is expected to produce 2.3 million ounces of silver in 2005 at a cash cost of $4.03/oz.

The acquisition of 86% of the Morococha silver mine in Peru was completed mid-year. In the fourth quarter the mine produced 573,514 ounces of silver, 2,812 tonnes of zinc, 1,025 tonnes of lead and 254 tonnes of copper, bringing six-month totals to 1,259,541 ounces of silver, 5,902 tonnes of zinc, 2,186 tonnes of lead and 538 tonnes of copper. Cash costs of $5.42/oz and total costs of $7.01/oz in the fourth quarter were negatively affected by mandatory employee profit sharing, a year-end bonus payment to workers, and temporary production disruptions. For the year, cash costs were $4.41/oz and total costs were $5.94/oz. Costs are expected to decline significantly in 2005 when Morococha is expected to produce 2.6 million ounces of silver at cash costs of $3.42/oz of silver. The Company also expects to invest approximately $9.6 million in mill refurbishment and development as part of a gradual expansion to 3.9 million ounces of silver production annually.

Production at the Huaron mine in the fourth quarter of 2004 remained unchanged at 954,000 ounces of silver while cash costs of $3.66/oz decreased 15% from $4.33/oz in the same period of 2003. Total costs declined from $5.08/oz in the fourth quarter of 2003 to $4.87/oz in 2004. For the year, production totaled 4,080,737 ounces, down 6.5% from 2003 though cash costs in 2004 remained steady at $3.90/oz while total costs rose from $4.62/oz in 2003 to $5.06/oz in 2004 due to higher depreciation charges. Drilling at Huaron was also successful in 2004, replacing the tonnage mined. In 2005 Huaron is expected to produce 4.2 million ounces of silver at a cash cost of $4.10/oz.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 182,417 ounces of silver in the fourth quarter at a cash cost of $3.50/oz, up from $2.28/oz in the year earlier period due to the higher silver price, upon which the stockpile’s operating cost is based. Beginning in the fourth quarter, the stockpiles became subject to a 33% cash flow royalty to Volcan, the Peruvian company from which Pan American purchased the operation. In 2004 the mine produced a total of 961,869 ounces of silver at cash and total costs of $2.95/oz and $3.58/oz respectively and those production rates are expected to continue in 2005.

ARGENTINA

Feasibility work continues to progress on the 50% owned Manantial Espejo silver-gold joint venture where permitting and environmental baseline studies are well advanced.  Work completed to date indicates a combined underground and open pit operation producing a total of 3.6 million ounces of silver and 60,000 ounces of gold (100%) annually over a nine-year mine life. A 15,000 m drilling program is underway to follow up on several resource expansion targets identified in 2004. The feasibility study is expected to be completed later in 2005.

BOLIVIA

In 2004, Bolivian mining company EMUSA earned a 50% interest in the San Vicente project and conducted small-scale mining which contributed 313,029 ounces of silver to Pan American’s production, paid as a royalty. In 2005, San Vicente will be expanded to produce 700,000 ounces of silver as Pan American’s share, at a forecast cash cost of $2.23/oz.

RESERVES AND RESOURCES

Pan American drilled nearly 65,000 meters and replaced all of the tonnage mined at its operations in 2004, at a cost of $3.8 million. The Company’s silver reserve and resource base remained one of the largest in the industry in 2004, despite the sale of its interest in the Dukat mine in the fourth quarter and a recalculation of Alamo Dorado’s reserves based on the current mine plan. Proven and probable reserves as of December 31, 2004 totaled 147.5 million ounces. Measured and Indicated resources totaled 233.6 million ounces. Inferred resources totaled 266.2 million ounces. These levels are comparable to 2003, excluding Dukat.

SILVER MARKETS

Silver prices were volatile in 2004, ranging from a low of $5.63 to a high of $8.29 and ending the year at $6.77, a rise of 13.6% over 2003.  Industrial and investment demand for silver rose strongly in the year, while jewelry demand fell by 8% due to the higher silver price and photographic demand declined modestly, resulting in a silver deficit of approximately 60 million ounces (2003 — 83 million ounces). This deficit was filled by sales of government stockpiles, mainly from China and Russia. World mine production of silver rose only 1% and production growth is expected to remain modest as depleted mines offset new production. Silver prices continue to benefit from the ongoing deficit and renewed investor interest and we are optimistic that silver prices will continue to be strong in 2005.

Pan American Silver Corp. will host a conference call on February 25, 2004 at 10:00 am Pacific Time to discuss these results. North American residents dial toll-free to 1-877-825-5811.  International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialing 1-877-519-4471 and using replay pin number 5652616.

For information, please contact: Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

PAN AMERICAN SILVER CORPORATION

Mineral Reserves and Resources

As of December 31, 2004

MINERAL RESERVES - PROVEN AND PROBABLE

	Location	Type	Classification	Tonnes (000's)	Ag (g/mt)	Ag Cont. (000,s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Vein	Proven	4,854	219	34,177	N/A	2.14	0.43	4.03
		Vein	Probable	1,902	225	13,759	N/A	2.15	0.41	4.01
Morococha (86%)	Peru	Vein	Proven	1,455	223	10,433	N/A	1.51	0.44	4.16
		Vein	Probable	543	242	4,222	N/A	1.18	0.91	4.27
La Colorada (a)	Mexico	Vein	Proven	567	502	9,151	N/A	N/A	N/A	N/A
		Vein	Probable	1,289	499	20,680	N/A	N/A	N/A	N/A
Quiruvilca	Peru	Vein	Proven	677	202	4,397	0.15	1.41	0.47	4.61
		Vein	Probable	388	197	2,457	0.19	1.51	0.46	4.38
Silver Stockpiles (a)	Peru	Flux Material	Probable	443	302	4,301	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	1,019	136	4,456	0.43	N/A	N/A	N/A
		Disseminated	Probable	10,591	116	39,499	0.32	N/A	N/A	N/A
TOTALS			Proven + Probable	23,728	193	147,532	-	-	-	-

MINERAL RESOURCES - MEASURED AND INDICATED

	Location	Type	Classification	Tonnes (000's)	Ag (g/mt)	Ag Cont. (000,s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Vein	Measured	738	210	4,983	N/A	2.66	0.15	3.43
		Vein	Indicated	524	205	3,454	N/A	2.58	0.16	3.53
Morococha (86%)	Peru	Vein	Measured	701	144	3,245	N/A	1.30	0.32	3.20
		Vein	Indicated	188	163	987	N/A	1.09	0.36	2.93
La Colorada (a)	Mexico	Vein	Measured	562	438	7,914	N/A	N/A	N/A	N/A
		Vein	Indicated	2,189	418	29,418	N/A	N/A	N/A	N/A
Quiruvilca	Peru	Vein	Measured	2,198	178	12,579	0.57	1.37	0.78	3.66
		Vein	Indicated	761	181	4,428	0.57	1.52	0.79	4.33
Alamo Dorado	Mexico	Disseminated	Measured	263	84	710	0.31	N/A	N/A	N/A
		Disseminated	Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manantial Espejo (50%)	Argentina	Vein	Measured	2,360	174	13,202	2.46	N/A	N/A	N/A
		Vein	Indicated	1,969	160	10,126	2.20	N/A	N/A	N/A
San Vicente (50%)	Bolivia	Vein	Measured	607	363	7,078	N/A	N/A	N/A	2.74
			Indicated	677	519	11,288	N/A	N/A	N/A	2.81
Hog Heaven	Montana, USA	Stockwork	Measured+Indicated	2,741	170	15,015	0.69	N/A	N/A	N/A
Waterloo	California, USA	Stockwork	Indicated	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTALS			Measured+Indicated	53,844	135	233,605	-	-	-	-

MINERAL RESOURCES - INFERRED

	Location	Type	Classification	Tonnes (000's)	Ag (g/mt)	Ag Cont. (000,s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru		Inferred	1,842	233	13,799	N/A	2.63	0.32	4.06
Morococha (86%) (b)	Peru		Inferred	6,566	250	52,776	N/A	2.00	0.40	4.40
La Colorada (a)	Mexico	Vein	Inferred	452	597	8,676	N/A	N/A	N/A	N/A
		Breccia Pipes	Inferred	6,715	112	24,180	N/A	N/A	N/A	N/A
Quiruvilca	Peru		Inferred	2,181	174	12,201	0.26	1.51	0.47	4.23
Alamo Dorado	Mexico	Disseminated	Inferred	518	79	1,316	0.30	N/A	N/A	N/A
Silver Stockpiles	Peru	Pyrite	Inferred	21,337	162	111,132	N/A	N/A	N/A	N/A
Manatial Espejo (50%)	Argentina	Vein	Inferred	821	158	4,171	1.88	N/A	N/A	N/A
San Vicente (50%)	Bolivia	Vein	Inferred	236	563	4,263	N/A	N/A	N/A	3.47
Hog Heaven	Montana, USA	Stockwork	Inferred	7,439	141	33,721	N/A	N/A	N/A	N/A
TOTALS				48,106	172	266,234	-	-	-	-

NOTES:

Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines.
Mineral resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp's share of mineral reserves and resources. Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Mineral resource and reserve estimates for Huaron, Quiruvilca, La Colorada and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. Reserve/resource estimates for La Colorada and Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2004 production where applicable[a]. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

[a] *2003 mineral reserve and resource estimates less 2004 production*

[b] *Inferred resources assigned in feasibility study 2004*

Metal Prices Used for all Mines: Ag: $5.50/oz, Au: $375/0z, Pb: $600/Tonne, Cu: $2,200/Tonne, Zn: $1,020/Tonne

Financial & Operating Highlights
	Three Months ended		Twelve Months ended
	December 31		December 31
	2004	2003	2004	2003

Consolidated Financial Highlights (in thousands of US dollars)

Net income (loss) for the period	$15,692	$(2,822)	$19,902	$(6,794)
Basic and fully diluted earnings (loss) per share	0.23	(0.05)	0.13	(0.20)
Mine operating earnings	2,766	81	12,865	2,019
Cash flow from operations before working capital adjustments	1,929	600	12,216	884
Capital spending	7,368	5,814	17,043	18,327
Exploration expense	960	955	3,838	2,543
Cash and short-term investments	98,136	89,129	98,136	89,129
Working capital	$114,655	$81,927	$114,655	$81,927

Consolidated Metal Production

Silver metal - ounces	3,134,547	2,123,747	11,182,030	8,641,914
Zinc metal - tonnes	9,187	7,038	34,086	31,797
Lead metal - tonnes	3,740	4,154	16,694	18,990
Copper metal - tonnes	1,056	518	3,426	3,143

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.70	$4.01	$4.25	$4.09
Total production cost per ounce	$5.80	$4.57	$5.33	$4.62

(In thousands of US dollars)
Direct operating costs plus value of metals lost
in smelting and refining	$22,455	$11,431	$74,893	$47,043
By-product credits	(8,204)	(4,209)	(28,702)	(15,717)
Cash operating costs	14,251	7,222	46,191	31,326
Depreciation, amortization & reclamation	3,347	1,015	11,742	4,001
Production costs	$17,598	$8,237	$57,933	$35,327

Ounces used in cost per ounce calculations	3,031,969	1,802,845	10,869,001	7,649,772

Average Metal Prices
Silver - London Fixing	$7.24	$5.25	$6.66	$4.88
Zinc - LME Cash Settlement per pound	$0.51	$0.42	$0.48	$0.38
Lead - LME Cash Settlement per pound	$0.43	$0.29	$0.40	$0.23
Copper - LME Cash Settlement per pound	$1.40	$0.93	$1.30	$0.81

Mine Operations Highlights	Three Months ended		Twelve Months ended
	December 31		December 31
Huaron Mine	2004	2003	2004	2003

Tonnes milled	154,400	144,220	635,845	605,790
Average silver grade - grams per tonne	223	235	228	251
Average zinc grade - percent	2.89%	3.49%	3.14%	3.75%
Silver - ounces	954,000	966,732	4,080,737	4,365,061
Zinc - tonnes	3,165	3,974	15,041	18,855
Lead - tonnes	1,909	2,969	10,569	14,246
Copper - tonnes	504	282	1,754	1,332

Net smelter return per tonne	$59.38	$48.33	$58.98	$45.77
Cost per tonne	38.62	44.30	40.32	41.87
Margin (loss) per tonne	$20.76	$4.03	$18.66	$3.90

Total cash cost per ounce	$3.66	$4.33	$3.90	$3.92
	$4.87	$5.08	$5.06	$4.62

(In thousands of US dollars)
Direct operating costs plus value of metals lost
in smelting and refining	$6,673	$6,762	$29,798	$26,821
By-product credits	(3,179)	(2,575)	(13,867)	$(9,692)
Cash operating costs	3,494	4,188	15,930	17,129
Depreciation, amortization and reclamation	1,149	725	4,720	3,047
Production costs	$4,643	$4,913	$20,651	$20,176

Ounces for cost per ounce calculations	954,000	966,732	4,080,737	4,365,061

Quiruvilca Mine

Tonnes milled	96,647	89,894	381,237	442,093
Average silver grade - grams per tonne	234	241	235	201
Average zinc grade - percent	3.31%	3.83%	3.57%	3.30%
Silver - ounces	638,486	618,133	2,530,869	2,493,908
Zinc - tonnes	2,714	2,984	11,709	12,509
Lead - tonnes	805	1,095	3,803	4,361
Copper - tonnes	280	236	1,081	1,811

Net smelter return per tonne	$67.50	$49.86	$64.02	$37.24
Cost per tonne	50.98	40.30	45.00	39.20
Margin (loss) per tonne	$16.53	$9.56	$19.02	$(1.96)

Total cash cost per ounce	$4.57	$4.11	$3.63	$5.01
Total production cost per ounce	$4.83	$4.34	$3.88	$5.18

(In thousands of US dollars)
Direct operating costs plus value of metals lost
in smelting and refining	$5,395	$4,172	$18,762	$18,522
By-product credits	(2,475)	(1,634)	(9,586)	(6,025)
Cash operating costs	2,920	2,538	9,175	12,498
Depreciation, amortization and reclamation	162	143	650	431
Production costs	$3,082	$2,681	$9,825	$12,928

Ounces for cost per ounce calculations	638,486	618,133	2,530,869	2,493,908

	Three Months ended		Twelve Months ended
	December 31		December 31
Morococha Mine*	2004	2003	2004	2003

Tonnes milled	99,591	-	212,172	-
Average silver grade - grams per tonne	213	-	221	-
Average zinc grade - percent	3.85%	-	3.76%	-
Silver - ounces	573,514	-	1,259,451	-
Zinc - tonnes	2,812	-	5,902	-
Lead - tonnes	1,025	-	2,186	-
Copper - tonnes	254	-	538	-

Net smelter return per tonne	$58.73	$ -	$55.89	$ -
Cost per tonne	$50.10	-	42.03	-
Margin (loss) per tonne	$8.63	$ -	$13.86	$ -

Total cash cost per ounce	$5.42	$ -	$4.41	$ -
Total production cost per ounce	$7.01	$ -	$5.94	$ -

(In thousands of US dollars)
Direct operating costs plus value of metals lost
in smelting and refining	$5,422	$ -	$10,110	$ -
By-product credits	(2,313)	-	(4,552)	-
Cash operating costs	3,110	-	5,557	-
Depreciation, amortization and reclamation	911	-	1,926	-
Production costs	$4,020	$ -	$7,483	$ -

Ounces for cost per ounce calculations	573,514	-	1,259,451	-

* Production and cost figures are for Pan American's share only. Pan American's ownership increased from 84% to 86% during the quarter, and from 81% to 86% during the year.

La Colorada Mine

Tonnes milled	44,945	41,195	171,155	99,115
Average silver grade - grams per tonne	579	409	489	435
Silver - ounces	683,526	320,902	2,036,075	992,142
Zinc - tonnes	-	80	122	433
Lead - tonnes	-	90	136	383

Total cash cost per ounce	$5.98	$ -	$6.23	$ -
Total production cost per ounce	$7.45	$ -	$8.12	$ -

(In thousands of US dollars)
Direct operating costs plus value of metals lost
in smelting and refining	$4,326	$ -	$13,388	$ -
By-product credits	(237)		(696)
Cash operating costs	4,089	-	12,692	-
Depreciation, amortization and reclamation	1,007	-	3,836	-
Production costs	$5,096	$ -	$16,528	$ -

Ounces for cost per ounce calculations	683,526	-	2,036,075	-

	Three Months ended		Twelve Months ended
	December 31		December 31
Pyrite Stockpile Sales	2004	2003	2004	2003

Tonnes sold	15,401	18,214	79,451	65,255
Average silver grade - grams per tonne	368	372	377	377
Silver ounces	182,443	217,980	961,869	790,803

Net smelter return per tonne	$48.41	$35.78	$45.47	$33.84
Cost per tonne	4.60	0.15	1.32	0.47
Margin (loss) per tonne	$43.82	$35.63	$44.14	$33.37

Total cash cost per ounce	$3.50	$2.28	$2.95	$2.15
Total production cost per ounce	$4.15	$2.95	$3.58	$2.81

(In thousands of US dollars)
Direct operating costs plus value of metals lost	$639	$496	$2,836	$1,700
By-product credits	-	-	-	-
Cash operating costs	639	496	2,836	1,700
Depreciation, amortization and reclamation	118	146	609	523
Production costs	$757	$643	$3,446	$2,223

Ounces for cost per ounce calculations	182,443	217,980	961,869	790,803

San Vicente Mine**

Tonnes milled	8,368	-	27,017	-
Average silver grade - grams per tonne	436	-	417	-
Average zinc grade - percent	6.93%	-	5.79%	-
Silver - ounces	102,578	-	313,029	-
Zinc - tonnes	495	-	1,312	-
Copper - tonnes	17	-	53	-

** Pan American does not include San Vicente production in it cost per ounce calculations. The production statistics represent Pan American's 50 % interest in the mine's silver production

Pan American Silver Corp.
Consolidated Balance Sheets
(in thousands of US Dollars, except per share amounts)
As at December 31, 2004
(Unaudited)
	2004	2003
Assets
Current
Cash	$28,345	$14,191
Short-term investments	69,791	74,938
Accounts receivable, net of $nil provision for doubtful accounts	25,757	7,545
Inventories	10,674	6,612
Prepaid expenses	1,684	1,289
Total Current Assets	136,251	104,575
Mineral property, plant and equipment	104,647	83,574
Non-producing properties	125,863	83,873
Direct smelting ore	2,671	3,901
Other assets	647	3,960
Total Assets	$370,079	$279,883

Liabilities
Current
Accounts payable and accrued liabilities	$20,331	$10,525
Advances for metal shipments	652	4,536
Current portion of bank loans and capital leases	134	2,639
Current portion of non-current liabilities	479	4,948
Total Current Liabilities	21,596	22,648
Deferred revenue	-	865
Bank loans and capital lease	-	10,803
Liability component of convertible debentures	134	19,116
Provision for asset retirement obligation and reclamation	32,012	21,192
Provision for future income tax liability	33,212	19,035
Severance indemnities and commitments	1,542	2,126
Non-controlling interest	1,379	-
Total Liabilities	89,875	95,785

Shareholders' Equity
Authorized: 100,000,000 common shares of no par value
Issued:
December 31, 2003 - 53,009,851 common shares
December 31, 2004 - 66,835,378 common shares	380,571	225,154
Equity component of convertible debentures	633	66,735
Additional paid in capital	10,976	12,752
Deficit	(111,976)	(120,543)
Total Shareholders' Equity	280,204	184,098
Total Liabilities and Shareholders' Equity	$370,079	$279,883

Pan American Silver Corp.
Consolidated Statements of Operations
(in thousands of US Dollars, except per share amounts)
(unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2004	2003	2004	2003

Sales	$29,386	$12,857	$92,896	$45,122
Cost of sales	22,937	10,816	69,162	39,778
Depreciation and amortization	3,683	1,960	10,869	3,325
Mine operating earnings	2,766	81	12,865	2,019

General and administrative	1,660	2,041	6,241	5,625
Exploration	960	955	3,838	2,543
Reclamation	410	72	1,315	303
Interest and financing expenses	75	141	898	1,156
Write-down of non-producing property	2,460	-	2,460	-
Operating loss	(2,799)	(3,128)	(1,887)	(7,608)
Investment and other income	939	306	2,338	814
Debt settlement expense	-	-	(1,364)	-
Gain on sale of assets	20,164	-	23,747	-
Net income (loss) before taxes and non-controlling interest	18,304	(2,822)	22,834	(6,794)
Income taxes	(2,753)	-	(2,753)	-
Non-controlling interest	141	-	(179)	-
Net income (loss) for the period	$15,692	$(2,822)	$19,902	$(6,794)

Attributable to common shareholders:
Net income (loss) for the period	$15,692	$(2,822)	$19,902	$(6,794)
Accretion of convertible debentures	-	-	(8,464)	-
Early conversion premium on convertible debentures	-	-	(2,871)	(3,534)
Net income (loss) for the period attributable to common shareholders	$15,692	$(2,822)	$8,567	$(10,328)

Earnings (loss) per share
Basic	$0.23	$(0.05)	$0.14	$(0.20)
Fully dilluted	$0.23	$(0.05)	$0.13	$(0.20)

Weighted average number of shares outstanding
Basic	66,788	52,642	63,169	51,058
Fully diluted	69,487	67,989	68,516	66,405

Pan American Silver Corp.
Consolidated Statement of Cashflows
(in thousands of US Dollars)
(unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
Operating activities
Net income (loss) for the period	$15,692	$(2,822)	$19,902	$(6,794)
Reclamation expenditures	(428)	(61)	(1,347)	(61)
Items not involving cash
Gain on sale of asset	(20,164)	(153)	(23,747)	(318)
Depreciation and amortization	3,683	1,960	10,869	3,325
Write-down of non-producing property	2,460	-	2,460
Non-controlling interest	(141)	-	179	-
Debt settlement expense	-	-	1,208	-
Future income taxes	31	-	31	-
Interest accretion on convertible debentures	-	595	366	595
Stock-based compensation	302	857	2,189	2,893
Asset retirement and reclamation accretion	410	72	1,315	303
Operating cost provisions	84	152	(1,209)	941
Changes in non-cash working capital items	2,689	(2,333)	(9,083)	(5,402)
Cash generated by (used in) operating activities	4,618	(1,733)	3,133	(4,518)

Financing activities
Shares issued for cash	620	2,712	62,437	8,350
Share issue costs	-	-	(180)	-
Convertible debentures	-	-	-	86,250
Convertible debentures issue costs	-	(272)	-	(3,272)
Convertible debentures payments	(23)	-	(13,565)	-
Repayment of bank loans and capital lease	(212)	1,231	(13,308)	7,737
Cash generated by financing activities	385	3,671	35,384	99,065

Investing activities
Mineral property, plant and equipment expenditures	(6,680)	(5,300)	(15,367)	(16,944)
Non-producing property expenditures	(688)	(514)	(1,676)	(1,383)
Acquisition of net assets of subsidiary, net of cash	-	-	(36,214)	2,393
Proceeds from sale of assets	20,164	153	23,747	318
Sale (purchase) of short-term investments	(7,316)	(74,925)	5,147	(74,925)
Cash generated by (used in) investing activities	5,480	(80,586)	(24,363)	(90,541)
Increase (decrease) in cash and cash equivalents during the period	10,483	(78,648)	14,154	4,006
Cash and cash equivalents, beginning of period	17,862	92,839	14,191	10,185
Cash and cash equivalents, end of period	$28,345	$14,191	$28,345	$14,191

Management’s Discussion and Analysis of Financial Condition and Results of Operations

February 24, 2005

Introduction

Management’s discussion and analysis (“MD&A”) focuses on significant factors that have affected Pan American Silver Corp.’s and its subsidiaries (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein.  Pan American’s reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This MD&A is comprised of the following sections: The “Overview of 2004” provides an analysis of Pan American’s financial results and operating performance, after discussing the significant events and transactions that had a material bearing on the results and performance in 2004.  A detailed analysis of each mine’s operating performance in 2004 and our forecasts for 2005 are provided.  Also provided in this section is a reconciliation of our consolidated cash and total costs per ounce of silver produced to the operating expenses reported in our consolidated statement of operations.  The “Liquidity and Capital Resources” section describes our current financial condition and discusses our expected capital and liquidity requirements for 2005 and beyond.  The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation.  The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks.  Finally, in the “Outlook” section we provide Pan American’s expectations regarding the Company’s development projects and the metal markets.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company's Annual Information Form or Form 40-F.  Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com.

Overview of 2004

To gain an appreciation for Pan American’s financial results and operating performance in 2004, it is important to understand the significant events and transactions that occurred during the year.

Significant Events and Transactions

Morococha Acquisition

On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase a direct 81 per cent interest in Compania Minera Argentum S.A. (“Argentum”), which owns the Morococha mine in central Peru.  The Company acquired this interest in Argentum for $33.8 million by way of a public offering for Argentum common shares through the Lima Stock Exchange.  Subsequent to this offer, the Company purchased an additional 5 per cent interest in Argentum by acquiring investment shares for $1.5 million.  In addition, Pan American acquired 100 per cent of Compania Minera Natividad (“Natividad”) for $1.5 million, which holds numerous adjacent mineral concessions and owns the primary processing facility.  The Company intends to combine Natividad and Argentum in the near future.  The statements of operations and balance sheets of Argentum and Natividad were incorporated into Pan American’s consolidated financial statements from July 1, 2004.

Argentum and Natividad (collectively “Morococha”) contributed 1.26 million ounces of silver to Pan American’s production in the second half of 2004 at a cash cost of $4.41 per ounce.  Over the longer term Morococha is expected to produce 3.0 to 3.5 million ounces of silver annually at a cash cost of approximately $3.50 per ounce.

The fair value of assets and liabilities acquired through the acquisition of Morococha are summarized as follows:

($000)
Current assets (including cash of $657)	$7,555
Mineral property, plant and equipment	16,745
Non-producing properties	40,472
64,772
Less:
Accounts payable and accrued liabilities	(3,937)
Non-controlling interest	(1,200)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(14,146)

Total purchase price	$36,871

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value.  The estimated future income tax liability associated with this temporary difference was $14.1 million and had been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

The provision for asset retirement obligation and reclamation of $8.6 million arises pursuant to CICA Handbook Section 3110 — “Accounting for Asset Retirement Obligations”, which required the Company to recognize the expected fair value of future site restoration costs at Morococha as a liability and to increase the carrying value of mineral properties by the same amount.  The liability is accreted over time to its anticipated future value with a corresponding charge to the statement of operations while the increase in the carrying value of mineral properties is amortized on a unit of production basis.

To finance the acquisition of the Morococha mine, Pan American closed a common share financing with an institutional investor on March 12, 2004.  A total of 3,333,333 Pan American common shares were issued at a price of $16.50 per share for gross proceeds of $55 million.

Debenture Conversion

In July 2003 the Company issued $86.25 million of 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) due July 31, 2009.  The Company made an offer to induce conversion of the Debentures by the holders between April 7, 2004 and May 21, 2004.  Approximately $85.4 million or 99 per cent of the Debenture holders elected to accept the Company’s offer and received $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the Debentures.  The cash component of the offer represented the interest that the Company would have paid on the Debentures up until July 31, 2006, when the Company would, under certain circumstances, have the right to force conversion.  In addition, the offer incorporated an additional 2.436 common shares per $1,000 principal amount of Debentures converted, which was equal to a 4 per cent premium.  The Company issued 9,135,043 common shares and paid cash of $11.2 million pursuant to this offer.  Pan American recorded debt settlement expenses of $1.3 million associated with the induced conversion of the Debentures.

Asset Sales

In November 2004, Pan American announced that it had sold its 20 per cent interest in the Dukat mine in Magadan State, Russia for up to $43 million, of which $20.5 million was received in cash and the remaining $22.5 million is to be received in contingent future payments.  No amount has been booked for this additional receivable.  The future payments are to be made annually based on the yearly average silver price, and range from no payment if the average silver price is below $5.50 per ounce, to $8 million if the average silver price exceeds $10 per ounce.  Under certain circumstances, the Company will be entitled to early settlement of the remaining future payments, such as a public share offering by the buyer, OAO MNPO Polimetall.  The

Company recorded a gain of $20.2 million on the sale, net of transaction costs.  In an unrelated transaction, Pan American also recorded a $3.6 million gain on the sale of surplus land at the Quiruvilca mine during 2004.

Debt Prepayments

The Company prepaid the $9.5 million La Colorada construction loan from the International Finance Corporation (“IFC”) on May 17, 2004.  Pan American also prepaid the Huaron project loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

La Colorada

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002.  As such, all revenue and expense items were recognized in the statement of operations in 2004, after having been capitalized throughout 2003.  This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for 2004 with 2003.  During 2004, La Colorada recorded $12.1 million in revenue, $11.2 million in operating costs and $3.6 million in depreciation.

Financial Results

The table below sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.

Quarters Ended *(unaudited)*				Years Ended
2004	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$15,151	$20,950	$27,409	$29,386	$92,896
Mine operating earnings*	$1,838	$2,411	$5,850	$2,766	$12,865
General & Administrative	($803)	($1,202)	($934)	($3,302)	($6,241)
Exploration	($528)	($1,137)	($1,213)	($960)	($3,838)
Net income/(loss) for the period	($366)	$1,287	$3,289	$15,692	$19,902
Net profit/(loss) per share	($0.05)	($0.12)	$0.05	$0.23	$0.13
Other financial information:					
Total Assets					$370,079
Total long-term financial liabilities					$68,279
Total Shareholders Equity					$280,204
2003	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$7,822	$12,553	$11,890	$12,857	$45,122
Mine operating earnings/(loss)*	($78)	$758	$1,258	$81	$2,019
General & Administrative	($401)	($582)	($565)	($4,077)	($5,625)
Exploration	($496)	($492)	($600)	($955)	($2,543)
Net loss for the period	($1,104)	($442)	($390)	($4,858)	($6,794)
Net loss per share	($0.02)	($0.01)	($0.01)	($0.15)	($0.20)
Other financial information:					
Total Assets					$279,883
Total long-term financial liabilities					$73,137
Total Shareholders Equity					$184,098
2002	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$10,199	$11,615	$11,195	$12,084	$45,093
Mine operating loss*	($432)	($627)	($1,568)	($313)	($2,940)
General & Administrative	($359)	($498)	($379)	($781)	($2,017)
Exploration	($83)	($260)	($234)	($629)	($1,206)
Net loss before Write-down of Properties	($1,303)	($1,247)	($2,258)	($1,951)	($6,759)
Write-down of properties	$0	$0	($15,129)	($12,089)	($27,218)
Net loss for the period	($1,303)	($1,247)	($17,387)	($14,040)	($33,977)
Net loss per share	($0.03)	($0.03)	($0.40)	($0.35)	($0.81)
Other financial information:					
Total Assets					$102,945
Total long-term financial liabilities					$27,222
Total Shareholders Equity					$55,492

Notes

*Mine operating earnings/(loss) is equal to revenue less operating expenses less depreciation and amortization.

The Company did not declare or pay any dividends during the periods under review.

The net income after tax for 2004 was $19.9 million, compared to the net loss for 2003 of $6.8 million.  Included in the net income for 2004 were several items including the gain on the sale of the Company’s interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, the write-

off of $2.5 million of obsolete assets and debt settlement expenses of $1.4 million.  In addition to these items that occurred during the year, 2004 also marked the first year in which the Company became taxable in Peru and was subject to the 1% royalty imposed by the Peruvian congress in June 2004.  Income tax expenses, together with the mandatory workers participation expense totaled $3.3 million for the year, while an additional $0.6 million was accrued with respect to the royalty in Peru.

Mine operating earnings, defined as revenue less operating expenses and depreciation and amortization increased by 537 per cent in 2004 from $2.0 million to $12.9 million as a result of the improving price environment for the metals that the Company produces together with the addition of the Morococha mine.  This improvement in mine operating earnings can be seen in stronger gross revenue margins (operating profit/revenue), which increased from 11.8 per cent in 2003 to 27.4 per cent in 2004 and more than offset the impact of higher depreciation and amortization charges in 2004.

Relative to 2003, revenue more than doubled in 2004.  The average price for all of the metals that the Company produces increased in 2004 compared to 2003.  The average silver price increased 36 per cent, average zinc price increased 26 per cent, average lead price increased 74 per cent and average copper prices increased 60 per cent.  Magnifying this improved price environment, the Company achieved a 29 per cent increase in silver production, together with 7 per cent and 9 per cent increases in the production of zinc and copper respectively, partially offset by a 12 per cent decrease in lead production.  The Company also sold more concentrate than it produced in 2004 by reducing its 2003 year-end inventories.  At the end of 2004, the Company had slightly over ten thousand tonnes of concentrate in inventory, which represents approximately one month’s production.  Revenue was negatively impacted by the effect of the Company’s base metals hedge program, which generated a reduction in revenue of $3.5 million in 2004, compared to a reduction in revenue of $0.1 million in 2003.

Revenue recognition from quarter to quarter can vary significantly, depending on the timing of shipments of concentrates.  Shipping delays were the main reason behind the uneven revenue between the first and second quarters in both 2003 and 2004.  The acquisition of Morococha, which took effect on July 1, 2004, is the primary reason why revenue increased in the second half of 2004.  The variation in quarterly revenue that occurred in Q2 of 2002 was due to the Huaron mine starting commercial production.

General and administrative costs increased by $0.6 million from 2003 reflecting increased staffing costs, a stronger Canadian dollar against the US dollar, increased legal expenses relating to the early conversion offer to the Debentures holders and increased travel costs.  The Company completed the staffing of its senior management team during 2004 with the recruitment of several key technical personnel in the areas of geology, health, environment and safety and underground mining.  Included in general and administrative expenses was stock-based compensation of $2.2 million (2003 - $2.9 million), which until the fourth quarter of 2004 had been reported as a separate item on the Company’s consolidated statement of operations.

Depreciation and amortization expense was $7.5 million higher in 2004 than 2003.  The acquisition of Morococha and La Colorada achieving commercial production accounted for $5.7 million of this increase.  Depreciation and amortization expense also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 — “Accounting for Asset Retirement Obligations”, which required the Company to write up its asset values by $8.2 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charge.

Exploration expense increased by $1.5 million because of increased activity levels associated with the preparation of a feasibility study at the Company’s Manantial Espejo joint venture project and due diligence expense related to the Company’s business development activities.

Total interest expense during 2004 amounted to $0.9 million, which was lower than the $1.2 million incurred in 2003 as a result of the Debenture conversion and debt prepayments described earlier in this MD&A.

For the fourth quarter of 2004, the Company recorded net income after tax of $15.7 million, primarily as a result of the $20.1 million gain on sale of Dukat, partially offset by the $2.5 million non-cash write-off of obsolete assets.  The financial results for the fourth quarter of 2004 were influenced by the fact that the Company became taxable in Peru.  Also recorded in the fourth quarter’s costs were mandatory workers participation expenses and bonuses totaling $1.2 million to the employees and workers at Huaron, Morococha and Quiruvilca mines in recognition for the record operating performance achieved at each mine during 2004.

The net loss for 2003 was $6.8 million, compared to the net loss for 2002 of $34.0 million, which included the write down at Quiruvilca of $27.2 million.  Included in the net loss for 2003 was $2.9 million related to recognition of stock option compensation expenses, of which $2.1 million was for stock options granted in 2003, relating to 2002 performance.  The operating results improved greatly in 2003 as compared to 2002 as a result of the improving price environment for metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine. In addition, the Company’s Pyrite stockpiles, acquired in November 2002, generated approximately $1.7 million in operating profit in 2003.

In 2003, revenue was almost identical to that in 2002. Lower production of zinc and lead in 2003 due to the closure of the high-cost North Zone at the Quiruvilca mine was offset by higher realized metal prices in 2003.  General and administrative costs were $ 1.0 million higher in 2003 compared to 2002 due to the costs associated with recruitment of several new senior staff, increases in insurance premiums and the strengthening of the Canadian dollar against the US dollar.  Depreciation and amortization expense was $1.5 million less in 2003 than 2002 primarily due to the write off in 2002 of the carrying value of Quiruvilca, and all of La Colorada’s 2003 expenses being capitalized.

Operating Performance

The following table sets out select historic and 2005 forecast consolidated operating information. For purposes of budgeting for 2005 and the forecast numbers contained in this MD&A, the Company has used the following price assumptions: silver: $6.00 per oz, zinc: $1,000 per tonne ($0.45 per lb), lead: $850 per tonne ($0.39 per lb), copper: $2,600 per tonne ($1.18 per lb).  For our concentrate producing mines, we refer to the net smelter return (“NSR”), which is revenue received from buyers of our concentrate, net of smelting and refining charges.  The numbers below are based on the assumption that the Company will commence mining activities at its San Vicente mine in Bolivia in March 2005.

In 2004, the Company achieved a 29 per cent increase in silver production, together with 7 per cent and 9 per cent increases in the production of zinc and copper, respectively, offset by a 12 per cent decrease in lead production.  Increases in silver, zinc and copper production were primarily achieved through the acquisition of the Morococha mine and the expansion at La Colorada.  The decrease in lead production was mainly due to the lower lead grades and recoveries experienced at the Huaron mine.  The silver production figures for 2003 above include 992,142 ounces of silver (2002 — 252,262 ounces) produced at La Colorada while the mine was in pre-production for accounting purposes.

Consolidated cash costs per ounce exceeded Management’s expectations in 2004 by approximately $0.91 per ounce.  The primary reason for this was the higher than expected costs at La Colorada due to increased ground control and ventilation expenditures, coupled with lower than expected production, particularly in the first half of the year.  Actual cash costs per ounce at Morococha in the fourth quarter were also significantly above expectations due to lower silver grades and recoveries.  The silver grades and recoveries are expected to improve in 2005.  There have also been significant costs associated with integrating the Morococha mine into Pan American’s operations including organizational changes and the implementation of safety systems.  The strengthening of both the Peruvian sol and the Mexican peso, relative to the US dollar, also negatively impacted operating costs.

Consolidated production in 2005 is forecast at 13.6 million ounces of silver, a 22 per cent increase as compared to 2004.  Base metal production is also expected to increase, particularly in the case of zinc production, which we forecast will increase by 28 per cent.  The increases in expected production are primarily due to a full year of ownership of Morococha, improvements at La Colorada and production from San Vicente. Consolidated cash costs per ounce of silver produced, net of by-product credits, are forecast to decline by 3.3 per cent to $4.11 per ounce as cost reductions are likely to outweigh increases in costs associated with Peruvian taxes and royalties and the one-third participation by Volcan Minera S.A. de C.V. (“Volcan”) in the operating cash flow generated by the Pyrite stockpile operation.

An analysis of each mine’s operating performance in 2004 measured against historical performance follows, together with Management’s forecasts for each operation’s performance in 2005.

Huaron mine

The Company’s largest silver producing mine, Huaron produced 6 per cent less ounces of silver in 2004 as compared to 2003 as a result of a reduction in ore grades and lower recoveries, yet still generated mine operating earnings of $5.1 million.  Aided by higher metal prices, this performance was achieved by increasing tonnage milled by 5 per cent to take advantage of excess capacity in the milling facility.  As can be seen in the table that follows, the Company plans to continue to increase the annual tonnes milled at Huaron in 2005:

For 2004, the mine’s NSR per tonne exceeded expectations by 14 per cent at $58.98 compared to $51.60, and its cost per tonne was 6% lower than expected at $40.32 compared to $42.67.

Huaron’s average NSR per tonne for 2005 is expected to be approximately $51.25 and its average cost per tonne is forecast at $40.74, which should generate approximately $2.1 million in mine operating earnings.  The re-engineering program at Huaron, together with sustaining capital is expected to require about $3.7 million of spending in 2005.

Quiruvilca mine

2003 saw a significant transformation at Quiruvilca. Production levels at the mine were reduced in August of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month with the closure of the high-cost North Zone.  At this reduced rate, the mine has been able to process higher-grade ore and decrease its operating costs to the point where it became Pan American’s most profitable mine in 2004, generating $9.5 million in mine operating earnings.  Quiruvilca produced more silver in 2004 compared to 2003, despite that fact that it milled 14% less tonnage.  Last year, Management expected that Quiruvilca would possibly close in the third quarter of 2004, however, exploration success during 2004 has enabled management to prepare a mine plan that will see mining activities continuing at the Quiruvilca mine for at least the next three years and likely beyond.  The following table sets out Management’s forecasts for Quiruvilca in 2005 and historical production and cost data going back to 2000.

Last year, Management expected Quiruvilca’s average NSR per tonne to be $45.07 and its budgeted average cost per tonne to be $36.41.  However the mine realized an average NSR per tonne of $64.02 and its operating costs were about $45.00 per tonne milled.  The average NSR per tonne realized for the year was 42 per cent higher than expected due to higher prices and better actual grades and recoveries while higher costs were associated with the decision to extend the mine’s life.

For 2005, Pan American expects Quiruvilca’s average NSR per tonne to be $53.01 and its budgeted average cost per tonne to be $41.86, which should result in a mine operating earnings of approximately $3.4 million.  A total of $1.9 million has been budgeted for capital expenditures at Quiruvilca in 2005, including $1.2 million on concurrent reclamation and $0.5 million to extend the conveyer belt system.

Morococha mine

Pan American acquired an 81 per cent interest in the Morococha mine with effect from July 1, 2004 and has subsequently purchased an additional 5 per cent interest.  Morococha was immediately accretive to production, cash flow and earnings.  Morococha generated $2.2 million of mine operating earnings and $5.2 million in operating cash flow before non-cash working capital items in the second half of 2004.  The following table sets out the production and cost data for the second half of 2004 together with Management’s expectations for 2005:

Morococha’s average NSR per tonne in 2005 is expected to be about $53.34 against a forecast cost per tonne of $39.47, which should generate mine operating earnings of $2.1 million.

The Company plans to invest heavily in Morococha in 2005 with the primary objective of establishing a long term, proven and probable reserve based mine plan.  Approximately $5.1 million is budgeted to be spent on extensive mine development with a further $2.2 million on upgrades to the milling facility and other equipment.  An additional $1.0 million is budgeted for exploration, including 20 kilometers of diamond drilling.  Pan American also plans on spending $0.7 million on health and safety matters, primarily upgrading safety equipment.

Pyrite Stockpiles

Pan American acquired the right to mine and sell certain stockpiled ore from Volcan in November 2002.  In 2004, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, increased by 22 per cent over the tonnage requested in 2003.  Cash costs per ounce were higher in 2004 due to the fact that the major cost of this operation for accounting purposes is the contained silver that is withheld as a processing fee under the terms of our smelting agreement. Higher silver prices result in a higher expense being recorded on account of these lost ounces.  Following is a table showing production from November 2002 onwards and the expected 2005 production.

For 2004, Pan American expected to sell 57,600 tonnes of this ore containing 706,000 ounces of silver, but actual performance exceeded budget.  The Company was able to ship over 79,000 tonnes of ore containing 961,869 ounces of silver, which generated mine operating earnings of approximately $3.0 million during the year.

In 2005, our agreement with Volcan entitles them to a one-third interest in net operating cash flow from the Pyrite operation.  This is the reason for the anticipated increase in the cash cost per ounce in 2005.  Management expects that 80,300 tonnes of ore will generate mine operating profit for Pan American of about $1.8 million.

San Vicente mine

Pan American has been developing the San Vicente mine in Bolivia under an agreement with COMIBOL, Bolivia’s state mining company and EMUSA, a Bolivian mining company since December 2001.  In terms of that agreement and based on the expenditures made by EMUSA during the small scale mining operations and feasibility work, EMUSA are entitled to a 50 per cent interest in the mine, with Pan American retaining the other 50 per cent.  As at December 31, 2004, EMUSA had incurred $2.1 million in costs associated with the development of San Vicente as part of their earn-in rights.  San Vicente contributed 313,029 ounces of silver to Pan American’s account during 2004.

At the time of this MD&A the Company was in negotiations with both EMUSA and COMIBOL regarding the further development of the San Vicente mine.  Pan American has proposed a 400-tonne per day operation, which will initially utilize a mill owned by EMUSA while the Company completes an evaluation of the potential to upgrade and restart the 600 tonne per day Vetillas plant located on the San Vicente mine site.  The following table shows Management’s expectations of our 50 per cent interest in San Vicente for 2005, assuming that agreements are reached with EMUSA and COMIBOL to allow the operation to commence in March 2005:

Management expects the average NSR per tonne in 2005 to be about $82.98 against a forecast cost per tonne of $37.86, which should generate mine operating earnings for Pan American of $1.3 million.  Our share of capital expenditures is expected to be $0.8 million, including $0.4 million to evaluate the potential upgrade to the Vetillas plant.

La Colorada mine

During 2002 the Company started a $20 million expansion of the La Colorada mine.  The expansion was completed in late 2003, and the mine commenced commercial production for accounting purposes on January 1, 2004. Prior to that date, all revenue and expense items were capitalized and added to the carrying value, which is being amortized on a unit of production basis.

La Colorada’s performance in 2004 was below expectations due to a combination of events: difficult ground conditions which have slowed both development and mining, increased dewatering requirements and areas of high clay refractory ore which have negatively impacted recoveries and mill throughput.  A revised mining and processing plan was developed and implemented to address all of these issues.  The primary component of the new plan, which was implemented in the second half of the year, was to switch to a more selective narrow vein mining method, which decreased tonnes of ore mined but substantially increased ore grades.  As a result, in the fourth quarter of 2004 silver grades reporting to the mill averaged 579 grams per tonne compared to 409 grams per tonne for the same period in 2003, and 439 grams per tonne for the first half of 2004.  La Colorada was expected to generate a small mine operating loss of $0.6 million in 2004, but due to the challenges described above, ended up with a mine operating loss of $2.5 million.

La Colorada’s average cash cost per ounce in 2005 is expected to decline to approximately $5.53.  However these costs are higher than is expected over the longer term as a result of increased mine development costs associated with completing the transition to a more selective mining method.  At forecast silver prices of $6 per ounce, the mine should generate a mine operating loss of $3.0 million but positive operating cash flow of $1.3 million.  Capital investments at La Colorada in 2005 are expected to be $2.2 million, comprised mostly of capitalized mine development and equipment expenditures.  A drill program to further expand and upgrade the resource base at the mine will be initiated in the first quarter of 2005.

Cash and Total Costs per Ounce of Silver Produced

Pan American reports two performance measures — cash cost per ounce and total production cost per ounce of silver produced.  These non-GAAP measures are widely reported in the silver mining industry as benchmarks for performance measurement but do not have any standardized meaning.  To facilitate a better understanding of these measures as calculated by Pan American, we have provided a detailed reconciliation of these measures to our operating, depreciation and amortization and reclamation expenses as shown in our audited Consolidated Statement of Operations for 2004, 2003 and 2002.

Liquidity and Capital Resources

At December 31, 2004, cash plus short-term investments were $98.1 million, which is a $9.0 million increase from December 31, 2003.  This increase was achieved through cash generated from financing and operating activities of $35.4 million and $3.1 million, respectively, plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million, less investments in mineral property, plant and equipment of $53.3 million.  Financing activities included the issuance of 4.7 million shares during the year for net proceeds of $62.4 million, the prepayment of bank loans of $13.0 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million.  Investments in mineral property, plant and equipment consisted primarily of the acquisition of the Morococha mine of $37.4 million, $6.6 million at Huaron as part of the re-engineering program at the mine, $6.2 million at La Colorada for work on the tailing dam, mill upgrades and mine development and $1.5 million in project development expenditures at Alamo Dorado. Cash provided by operations of $3.1 million was net of $9.1 million consumed by changes in the Company’s operating working capital items.

Working capital at December 31, 2004 was $114.7 million, an improvement of $32.7 million from the prior year-end.  The improvement is due largely to the $18.2 million increase in accounts receivable, the $9.0 million increase in cash plus short-term investments, a $4.1 million increase in inventories and a net $1.1 million reduction in current liabilities.

Capital resources at December 31, 2004 amounted to shareholders’ equity of $280.2 million.  At the date of this MD&A, the Company had issued 66,867,570 shares.

Cash plus short-term investments at December 31, 2003 amounted to $89.1 million, which was an increase of $78.9 million from December 31, 2002.  This increase, together with cash used in operating activities of $3.8 million and investments in mineral property, plant and equipment of $16.5 million were financed by the financing activities of $99.1 million.  Financing activities included the issuance of the Debentures for net proceeds of $83.0 million, shares issued for cash of $8.3 million and a net draw down of bank loans of $7.7 million.  Investing activities consisted of construction related expenditures at La Colorada of $11.4 million, $4.2 million at Huaron and $1.3 million for feasibility study work at Alamo Dorado.

Working capital at December 31, 2003 was $81.9 million, an improvement of $79.5 million from the prior year-end.  The improvement was due largely to the $78.9 million increase in cash plus short-term investments, a reduction in accounts payable of $4.2 million and increased concentrate inventories of $1.3 million.

Pan American plans capital expenditures in 2005 of up to $71.6 million, including initial development and construction expenditures at Alamo Dorado and Manantial Espejo of $43.1 million and $10.2 million, respectively.  Feasibility work at Alamo Dorado required in order to make a production decision is forecasted at approximately $1.2 million, with an additional $41.9 million budgeted for construction in 2005, which includes a 15 per cent contingency.  At Manantial Espejo, Management plan to spend $2.1 million to complete a feasibility study, which will be expensed, followed by anticipated construction expenditures in 2005 of $10.2 million assuming a positive production decision in the third quarter of 2005.  The Company plans to spend $9.6 million on development and upgrades to infrastructure at the Morococha mine while rehabilitation work and sustaining capital at Huaron is expected to amount to $3.7 million.  Capital requirements at La Colorada, Quiruvilca and San Vicente are anticipated to be approximately $2.2 million, $1.9 million and $0.8 million, respectively.  In addition to these capital expenditures, the Company anticipates reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $1.2 million and at Huaron of $0.3 million.  Working capital balances are not expected to increase from the levels as of the end of 2004.

The Company does not expect the impact of inflation to have a material effect on the Company’s financial position, operational performance or cash flows over the next twelve months.

Pan American is required to make royalty payments to the IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeds $4.75 per ounce.  This obligation lasts until the end of the scheduled loan life in 2009 and is capped at a maximum accumulated total of approximately $2.8 million.  During 2004, $0.7 million was accrued with respect to this obligation, and the Company expects a similar amount will be payable on 2005 production, based on our forecast silver price.

Based on the Company’s financial position at December 31, 2004 and the $15.1 million of operating cash flows that are expected in 2005, Management believes that the Company’s liquid assets are more than sufficient to fund planned project development and sustaining capital expenditures and discharge liabilities as they come due. The Company’s only contractual obligations at the end of 2004 was $0.7 million remaining for the Debentures, which are due in 2009 and capital leases of $0.1 million due in the next twelve months.  The Company does not anticipate annual interest payments related to these contractual obligations to be material over the next five years.  The Company does not have any off-balance sheet arrangements or commitments other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.

Critical Accounting Policies and Estimates

For its 2003 fiscal year, Pan American adopted CICA Handbook Section 3870 — Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options.  Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet.  In 2004, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions — no dividends were paid, a weighted average volatility of the Company’s share price of 58.5 per cent, a weighted average annual risk free rate of 3.80 per cent and an expected life of 2.8 years.  The resulting weighted average option valuation was $4.04 per share for a total expense related to stock options in 2004 of $2.2 million (2002 - $2.9 million).  The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

The Company also adopted CICA Handbook Section 3110 in 2003, the equivalent of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets.  Accordingly, at December 31, 2004 the expected fair value of future site restoration costs for the La Colorada, Huaron and Quiruvilca mines was estimated using a discount rate of 7.6 per cent at $ 22.7 million (2003 - $21.2 million).  This estimate was increased by $1.7 million in 2004 as a result of revisions to the expected site restoration costs at the La Colorada and Quiruvilca mines.  The fair value at December 31, 2004 of future site restoration costs for the Morococha mine was estimated using a discount rate of 7.6 per cent at $ 9.3 million.  Thus, the Company’s assets and liabilities as stated on the balance sheet have been increased to reflect the fair value of the anticipated future liability. The Company reviews these estimates on an annual basis.  In 2005, assuming no change in estimates, operations will be charged $2.8 million of annual amortization and an annual accretion for future site restoration costs of about $2.1 million.

Canadian GAAP requires that certain financial instruments with characteristics of both liabilities and equity be recorded as part debt and part equity.  The Company’s Debentures fall into this category of financial instruments. A reader might expect the interest cost associated with the Debentures to be reflected in the statement of operations.  However, Canadian GAAP requires that the interest payment be accounted for in a manner parallel to the initial recognition of the Debentures as part debt, recognizing the accretion of the liability component of the Debentures as a charge to earnings, with the accretion of the Debenture equity component charged directly to the Deficit.  Similarly, a reader might expect that the Debentures issue costs would be amortized over the minimum life of the Debentures and reflected as a charge in the statement of operations.  Since all of the issue costs were charged to Shareholders’ Equity when the Debentures were issued, no amortization of those costs is recorded.  Consistent with the Canadian GAAP treatment, the costs incurred to induce the early conversion of the Debentures were split between a liability component of $1.3 million, which was charged to earnings and an equity component of $8.5 million, which was charged directly to the Deficit.

Annually, or more frequently as circumstances require, Pan American assesses the recoverability of its mining properties and investments by performing impairment evaluations.  These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows.  Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value.  In 2002, the Company wrote down the carrying value of the Quiruvilca mine by $27.2 million to $nil.  In 2004, asset impairment analyses were performed using the closing silver price on December 31, 2004 of $6.80 per ounce as the long-term silver price assumption.  Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty.  If silver prices fall below $6.80 per ounce or some of the other assumptions prove inaccurate, additional material asset impairment charges may be required.

Risks and Uncertainties

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The Company’s revenues are directly dependent on metal prices that may fluctuate widely and are beyond the Company’s control.  Since the Company’s revenue is derived approximately 53 per cent from silver, 29 per cent from zinc, 10 per cent from lead and the balance from copper and gold, changes in silver and zinc prices have the greatest impact on the Company’s earnings potential.

The following table illustrates the effect of changes in silver and zinc prices on anticipated net revenue for 2005, taking into account the Company’s forward sales commitments for zinc:

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is to not hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated as hedges for accounting purposes.  At December 31, 2004, the Company had sold forward 22,200 tonnes of zinc at a weighted average price of $1,092 per tonne ($0.495 per pound) and 4,000 tonnes of lead at a weighted average price of $726 per tonne ($0.329 per pound).  The forward sales commitments for zinc represent approximately 42 per cent of the Company’s forecast 2005 zinc production and 17 per cent of the Company’s forecast 2006 zinc production.  The lead forward sales commitments represent approximately 22 per cent of the expected 2005 lead production.  At December 31, 2004 the cash offered prices for zinc and lead were $1,270 and $1,056 per tonne, respectively, and the mark to market value of the Company’s zinc and lead forward contracts at that date was a negative $4.7 million and at the date of this MD&A was a negative $5.3 million.

The Company maintains trading facilities with several banks for the purposes of transacting the Company’s hedging activities. None of these facilities are subject to margin arrangements.

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron and Morococha mines and plans to enter into similar contracts for the San Vicente concentrate production.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced.  At December 31, 2004 the Company had fixed the price of 800,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2005 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $7.41 per ounce while the spot price of silver was $6.80 per ounce on December 31, 2004.

Silver dore production from La Colorada is refined under a long term agreement with fixed refining terms.  The refined silver is sold in the spot market to various bullion trading banks.  The Company has never had any delivery or payment disputes with its customers and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

Political and Country Risk

Pan American conducts operations in Peru, Mexico, Argentina and Bolivia, which are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

As an example of this risk, on June 23, 2004 the Peruvian congress approved a royalty on mining companies of between 1 and 3 per cent based on the value of annual concentrate sales.  The Company’s operations in

Peru are now subject to the royalty calculated at 1 per cent, which was a $0.6 million unexpected increase to costs in 2004 and is expected to total between $0.5 million to $1.0 million per year for all our Peruvian mines combined.

Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.

Specifically related to environmental risks, in mid-October 2003 a new mine closure law was enacted in Peru.  No enabling regulations have been published, and therefore, determining how this law will affect the Company’s Peruvian operations is difficult; however, the law provides that each operating mine in Peru must complete and submit for certification a mine closure plan setting out the technical, economical, financial and social aspects of its closure plan.  Furthermore, the law provides that each operating mine must provide a guarantee for payment of the eventual closure and post-closure phases of its operation.  The form of guarantee has not been specified, but it seems that a guarantee may take the form of cash, a third-party guarantee or a company guarantee.  Until the enabling regulations are passed and the closure certification process is complete the possible effects of this law on the Company’s financial condition and results of operation are unknown.

Employee relations

Pan American’s business depends on good relations with its employees. Certain of the Company’s employees and the employees of Peruvian mining contractors indirectly employed by the Company, are represented by unions. At December 31, 2004, there were 239 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. — Mina Quiruvilca (the “Quiruvilca Union”) and 65 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the “Shorey Union”).  There are also 15 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American.  The Company has established provisions for matters that are probable and can be reasonably estimated.  The liabilities that ultimately may result from these matters do not exceed $5 million in aggregate.

Outlook

During 2005, the Company expects to be making construction decisions for Alamo Dorado and Manantial Espejo, and expanding operations at San Vicente. In addition to these properties, Management believes there is significant exploration potential at our existing Peruvian operations, especially at the recently acquired Morococha mine.  In 2004, Pan American improved its financial position through the early conversion of nearly all of its Debentures, prepayment of all its debt and by generating operating cash flow before non-cash working capital items of $12.2 million.  With a full year of production at the Morococha mine and considering the Company’s forecasted metal prices, we anticipate generating consolidated operating cash flow of approximately $15 million and with current cash balances are well funded to undertake the ambitious capital growth programs planned for 2005.

Project Development

Work on the feasibility study for the Alamo Dorado silver project is reaching its final stage. All the major permitting and metallurgical testing is substantially complete. The Company plans on making a construction decision in the first quarter of 2005.

Feasibility work is progressing steadily on the 50 per cent owned Manantial Espejo silver-gold project in Argentina.  Hatch Engineers is developing the plant and infrastructure capital and operating cost estimates while Snowden Engineers are completing the open pit mining operating and capital cost estimates.  The archeological field program has been completed by Vector Engineers with no significant findings and the environmental baseline field programs are underway.  The Company expects to complete the feasibility in the third quarter of 2005 and to make a construction decision shortly thereafter.

Metal markets

Prices for the metals that the Company produces were robust in 2004, after several years of prolonged weakness.  Factors contributing to the recovery in metal prices during 2004 include demand resulting from the strong industrial growth in China, weakness in the US dollar and supply concerns due to under-investment in new production capacity.  The Company anticipates that these factors will continue to support prices during 2005 and that the long-term fundamentals for metal prices are positive.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 — 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 24, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 24, 2005 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. reported net earnings of $15.7 million or $0.23 per share for the fourth quarter of 2004 versus a fourth quarter loss of $2.8 million in 2003. Earnings included a one-time gain on the sale of the Company’s 20% interest in the Dukat mine in Russia for $20.1 million, partially offset by the write-down of obsolete equipment of $1.8 million, after tax. Excluding these items, there was a loss of $2.7 million in the quarter, due primarily to the first-time payment of Peruvian income taxes totaling $2.8 million as well as mandatory employee profit sharing of $1.0 million. In addition, $0.6 million was accrued for royalties payable in Peru as a result of recently introduced legislation. Consolidated revenue for the quarter was $29.4 million versus $12.9 million in 2003 due to higher production levels and higher metal prices.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

2004 IN REVIEW

  Record silver production in 2004 - up 30% to 11.2 million ounces (8.6 million in 2003) - the tenth consecutive year of silver production growth. Fourth quarter production of 3.1 million ounces, up 48% over fourth quarter 2003.

  Record mine operating earnings of $12.9 million for the year ($2 million in 2003). Mine operating earnings of $2.8 million for the fourth quarter ($0.81 million in 2003).

  Record net earnings in 2004 of $19.9 million, including a gain on the sale of the Dukat property totaling $20.1 million and a write-off of mining equipment of $1.8 million, after tax. Excluding these items, net earnings for the year were $1.6 million ($6.8 million loss in 2003). Fourth quarter net earnings totaled $15.7 million ($2.8 million loss in 2003).

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

  Record consolidated revenue of $92.9 million more than doubled over 2003.

  Morococha silver mine in Peru acquired.

  Interest in Dukat sold for up to $43 million, more than recovering original investment.

  Feasibility studies advanced at Alamo Dorado in Mexico, San Vicente in Bolivia and Manantial Espejo in Argentina, leading to a positive production decision on Alamo Dorado and the acceleration of production from San Vicente for 2005. Manantial Espejo’s feasibility study on track for completion later in 2005.

  Exploration success in 2004 more than replaced silver produced.

  Balance sheet improved through early conversion of $85.5 million of debentures issued in 2003; $55 million raised in new equity; profitable operation; all corporate debt retired.

  Working capital at December 31, 2004 of $115 million, including cash and short-term investments of $98 million.

FINANCIAL RESULTS (unaudited)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported net earnings of $15.7 million or $0.23 per share for the fourth quarter of 2004 versus a fourth quarter loss of $2.8 million in 2003. Earnings included a one-time gain on the sale of the Company’s 20% interest in the Dukat mine in Russia for $20.1 million, partially offset by the write-down of obsolete equipment of $1.8 million, after tax. Excluding these items, there was a loss of $2.7 million in the quarter, due primarily to the first-time payment of Peruvian income taxes totaling $2.8 million as well as mandatory employee profit sharing of $1.0 million. In addition, $0.6 million was accrued for royalties payable in Peru as a result of recently introduced legislation. Consolidated revenue for the quarter was $29.4 million versus $12.9 million in 2003 due to higher production levels and higher metal prices.

Consolidated silver production for the fourth quarter totaled 3.1 million ounces, a 48% increase over the fourth quarter of 2003. The increase was due primarily to the addition of silver production from the Morococha mine acquired in the third quarter and increased production from La Colorada. By-product production of zinc and copper was higher while lead production was lower than in the fourth quarter of 2003 due to the addition of zinc and copper contributions at Morococha and lower lead grades at Huaron and Quiruvilca.

Cash costs in the fourth quarter rose 17% over 2003 levels to $4.70/oz and total costs rose 27%. A number of one-time charges were incurred in the fourth quarter, including profit-sharing and bonus payments in Peru and the reclassification of certain deferred charges in Mexico. In addition, production at Morococha was adversely affected by temporary production disruptions, including a crusher breakdown and a significant workforce reduction. Production levels at Morococha have since returned to normal.

For the full year ended December 31, 2004 Pan American recorded consolidated net earnings of $19.9 million, or $2.3 million excluding the gain from the sale of Dukat and the write-down of assets. The loss in 2003 was $6.8 million, due primarily to lower production and metal prices. Consolidated revenue in 2004 was $92.9 million versus $45.1 million in 2003.

Silver production in 2004 totaled 11.2 million ounces, a 30% increase over 2003.  Zinc production of 34,086 tonnes was 7% higher than in 2003, lead production was 12% lower

2

and copper production was 9% higher. Cash costs for 2004 rose slightly to $4.25/oz while total production costs rose 15% to $5.33/oz due to the inclusion in 2004 of depreciation charges from La Colorada and Morococha. Consolidated cash costs in 2005 are expected to decline.

Capital spending in 2004 decreased to $17.0 million from $18.3 million in 2003 reflecting the completion of construction of the La Colorada mine in 2003. Capital expenditures related primarily to re-engineering expenses at Huaron, tailings dam construction at La Colorada and project development expenditures at Alamo Dorado. Working capital at December 31, 2004 improved to $114.7 million from $81.9 million at December 31, 2003 due to an increase in cash and cash equivalents, an increase in accounts receivable and inventories, and a decrease in current liabilities.

Ross Beaty, Chairman of Pan American commented that “Pan American Silver marked its tenth anniversary with its best financial and operating performance ever. We have one of the largest silver reserve and resource bases of any mining company, the strongest balance sheet in the silver industry, and the most robust pipeline of future growth projects to complement our long-life assets. Our focus in 2005 will be on reducing production costs, capitalizing on the potential of the Morococha mine and successfully commencing construction of the Alamo Dorado silver mine in Mexico, and of course, we will continue to grow. In 2005 we expect to increase annual silver production another 21% to 13.6 million ounces, and to reduce cash costs significantly.”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

MEXICO

In the fourth quarter, the La Colorada mine more than doubled its production from the year-earlier period to 683,526 ounces of silver.  December marked the mine’s sixth consecutive month of oxide production growth, culminating in record monthly production of 241,440 ounces.  The oxide portion of the mine is expected to reach full production capacity early in the second quarter of 2005. However, the mine’s sulphide plant remains shut down due to excess water underground. Hydrogeological studies are underway to evaluate the viability of resuming sulphide production. La Colorada’s silver production for 2004 totaled 2,036,075 ounces. Cash production costs for the quarter were $5.98/oz and total costs were $7.45/oz due to high development costs as the operation converted to more selective mining to address poor ground conditions. In 2005 the mine is forecast to produce 2.9 million ounces of silver at a cash cost of $5.53/oz.

Pan American Silver will commence construction of the Alamo Dorado silver project in Mexico in the second quarter of this year. Capital costs for the project are estimated at $76.6 million and Pan American will fund construction from its cash on hand. Starting in 2007, Alamo Dorado is expected to produce approximately 5 million ounces of silver and 14,000 ounces of gold annually at an average cash cost of less than $3.25/oz of silver, net of gold by-product revenues.

PERU

The Quiruvilca mine was Pan American’s most profitable operation in 2004, generating $9.5 million in operating profit. Quiruvilca produced 638,486 ounces of silver in the fourth quarter, up 3% over 2003 levels. Cash costs totaled $4.47/oz in the fourth quarter, up 11% over 2003 due to workers’ profit participation and year-end bonus payments. For the year, however, the mine’s cash cost fell 28% from $5.01/oz to $3.63/oz. Total costs

3

fell from $5.18/oz to $3.88/oz on full-year production of 2.5 million ounces of silver, 11,709 tonnes of zinc, 3,803 tonnes of lead and 1,081 tonnes of copper. Successful exploration drilling more than replaced the tonnes mined in 2004. The operation is expected to produce 2.3 million ounces of silver in 2005 at a cash cost of $4.03/oz.

The acquisition of 86% of the Morococha silver mine in Peru was completed mid-year. In the fourth quarter the mine produced 573,514 ounces of silver, 2,812 tonnes of zinc, 1,025 tonnes of lead and 254 tonnes of copper, bringing six-month totals to 1,259,541 ounces of silver, 5,902 tonnes of zinc, 2,186 tonnes of lead and 538 tonnes of copper. Cash costs of $5.42/oz and total costs of $7.01/oz in the fourth quarter were negatively affected by mandatory employee profit sharing, a year-end bonus payment to workers, and temporary production disruptions. For the year, cash costs were $4.41/oz and total costs were $5.94/oz. Costs are expected to decline significantly in 2005 when Morococha is expected to produce 2.6 million ounces of silver at cash costs of $3.42/oz of silver. The Company also expects to invest approximately $9.6 million in mill refurbishment and development as part of a gradual expansion to 3.9 million ounces of silver production annually.

Production at the Huaron mine in the fourth quarter of 2004 remained unchanged at 954,000 ounces of silver while cash costs of $3.66/oz decreased 15% from $4.33/oz in the same period of 2003. Total costs declined from $5.08/oz in the fourth quarter of 2003 to $4.87/oz in 2004. For the year, production totaled 4,080,737 ounces, down 6.5% from 2003 though cash costs in 2004 remained steady at $3.90/oz while total costs rose from $4.62/oz in 2003 to $5.06/oz in 2004 due to higher depreciation charges. Drilling at Huaron was also successful in 2004, replacing the tonnage mined. In 2005 Huaron is expected to produce 4.2 million ounces of silver at a cash cost of $4.10/oz.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 182,417 ounces of silver in the fourth quarter at a cash cost of $3.50/oz, up from $2.28/oz in the year earlier period due to the higher silver price, upon which the stockpile’s operating cost is based. Beginning in the fourth quarter, the stockpiles became subject to a 33% cash flow royalty to Volcan, the Peruvian company from which Pan American purchased the operation. In 2004 the mine produced a total of 961,869 ounces of silver at cash and total costs of $2.95/oz and $3.58/oz respectively and those production rates are expected to continue in 2005.

ARGENTINA

Feasibility work continues to progress on the 50% owned Manantial Espejo silver-gold joint venture where permitting and environmental baseline studies are well advanced.  Work completed to date indicates a combined underground and open pit operation producing a total of 3.6 million ounces of silver and 60,000 ounces of gold (100%) annually over a nine-year mine life. A 15,000 m drilling program is underway to follow up on several resource expansion targets identified in 2004. The feasibility study is expected to be completed later in 2005.

BOLIVIA

In 2004, Bolivian mining company EMUSA earned a 50% interest in the San Vicente project and conducted small-scale mining which contributed 313,029 ounces of silver to Pan American’s production, paid as a royalty. In 2005, San Vicente will be expanded to produce 700,000 ounces of silver as Pan American’s share, at a forecast cash cost of $2.23/oz.

4

RESERVES AND RESOURCES

Pan American drilled nearly 65,000 meters and replaced all of the tonnage mined at its operations in 2004, at a cost of $3.8 million. The Company’s silver reserve and resource base remained one of the largest in the industry in 2004, despite the sale of its interest in the Dukat mine in the fourth quarter and a recalculation of Alamo Dorado’s reserves based on the current mine plan. Proven and probable reserves as of December 31, 2004 totaled 147.5 million ounces. Measured and Indicated resources totaled 233.6 million ounces. Inferred resources totaled 266.2 million ounces. These levels are comparable to 2003, excluding Dukat.

SILVER MARKETS

Silver prices were volatile in 2004, ranging from a low of $5.63 to a high of $8.29 and ending the year at $6.77, a rise of 13.6% over 2003.  Industrial and investment demand for silver rose strongly in the year, while jewelry demand fell by 8% due to the higher silver price and photographic demand declined modestly, resulting in a silver deficit of approximately 60 million ounces (2003 — 83 million ounces). This deficit was filled by sales of government stockpiles, mainly from China and Russia. World mine production of silver rose only 1% and production growth is expected to remain modest as depleted mines offset new production. Silver prices continue to benefit from the ongoing deficit and renewed investor interest and we are optimistic that silver prices will continue to be strong in 2005.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 25th day of February, 2005.

“Signed”

Brenda Radies Vice President, Corporate Relations

5

February 25, 2005

PAN AMERICAN SILVER TO BUILD ALAMO DORADO SILVER MINE IN MEXICO

(all amounts in $US unless otherwise stated)

Vancouver, Canada — Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that it will immediately commence development of a new open pit silver mine at its Alamo Dorado silver project located 320 km south of Hermosillo in the state of Sonora, Mexico.

Capital costs for the project will be $76.6 million, including working capital and a contingency allowance. Pan American will fund the project from its cash reserves. The mine has 44 million ounces of silver in proven and probable reserves and a further 9 million ounces in measured and indicated resources*. Beginning in late 2006, Alamo Dorado will contribute 5 million ounces of silver annually to Pan American at a cash cost of less than $3.25/oz net of gold by-product credits, for a mine life of 8 years.

Construction, which is expected to take 15-18 months, is scheduled to begin in the second quarter this year and will consist of a primary crushing circuit, SAG mill, ball mill grinding circuit, conventional cyanide leaching circuit and a dry, stackable tailings system. Recovery rates for both silver and gold are expected to be in excess of 90%. The mine will also employ a tailings treatment process that recovers virtually all of the sodium cyanide used and also neutralizes mill tailings, thus reducing the mine’s environmental impact and reclamation costs. All permits necessary to build and operate the facility have been obtained.

According to Pan American Chairman Ross Beaty: “Development of Alamo Dorado will increase our forecast silver production to more than 21 million ounces by late 2006, will add to our purity as a silver producer and will generate $147 million in operating cash flow over its life at today’s silver price. Mexico is a great silver-mining country and we will continue looking for additional projects to take advantage of our expertise and growing production profile there.”

Pan American Silver Corp. will host a conference call on February 25, 2004 at 10:00 am Pacific Time to discuss the production decision as well as the 2004 year-end results. North American residents dial toll-free to 1-877-825-5811.  International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialing 1-877-519-4471 and using replay pin number 5652616.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

1500 — 625 Howe Street,  Vancouver, BC  Canada  V6C 2T6  Tel 604.684.1175  Fax 604.684.0147

www.panamericansilver.com

*Mineral Reserves and Resources as at December 31, 2004

	Tonnes (000s)	Grade (g/t Ag)	Grade (g/t Au)	Silver (ounces)
Proven Mineral Reserves Probable Mineral Reserves Total	1,019 10,591 11,610	136 116 118	0.43 0.33 0.34	4,456,000 39,499,000 43,955,000
Measured Mineral Resources Indicated Mineral Resources Total	263 3,610 3,873	84 71 72	0.37 0.26 0.27	710,000 8,241,000 8,951,000
Inferred Mineral Resources	518	79	0.34	1,316,000

Michael Steinmann, P.Geo.,Vice-President Geology — Operations for Pan American Silver, has estimated the mineral resources and is the Qualified Person for the resources. Martin Wafforn, P.Eng, Director of Mine Engineering for Pan American Silver is the Qualified Person for the proven/probable mineral reserves.

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F

● Page 2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 — 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

February 25, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on February 25, 2005 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. announced that it will immediately commence development of a new open pit silver mine at its Alamo Dorado silver project located 320 km south of Hermosillo in the state of Sonora, Mexico.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce that it will immediately commence development of a new open pit silver mine at its Alamo Dorado silver project located 320 km south of Hermosillo in the state of Sonora, Mexico.

Capital costs for the project will be $76.6 million, including working capital and a contingency allowance. Pan American will fund the project from its cash reserves. The mine has 44 million ounces of silver in proven and probable reserves and a further 9 million ounces in measured and indicated resources*. Beginning in late 2006, Alamo Dorado will contribute 5 million ounces of silver annually to Pan American at a cash cost of less than $3.25/oz net of gold by-product credits, for a mine life of 8 years.

Construction, which is expected to take 15-18 months, is scheduled to begin in the second quarter this year and will consist of a primary crushing circuit, SAG mill, ball mill grinding circuit, conventional cyanide leaching circuit and a dry, stackable tailings system. Recovery rates for both silver and gold are expected to be in excess of 90%. The mine will also employ a tailings treatment process that recovers virtually all of the sodium cyanide used and also neutralizes mill tailings, thus reducing the mine’s environmental impact and reclamation costs. All permits necessary to build and operate the facility have been obtained.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

*Mineral Reserves and Resources as at December 31, 2004

	Tonnes (000s)	Grade (g/t Ag)	Grade (g/t Au)	Silver (ounces)
Proven Mineral Reserves Probable Mineral Reserves Total	1,019 10,591 11,610	136 116 118	0.43 0.33 0.34	4,456,000 39,499,000 43,955,000
Measured Mineral Resources Indicated Mineral Resources Total	263 3,610 3,873	84 71 72	0.37 0.26 0.27	710,000 8,241,000 8,951,000
Inferred Mineral Resources	518	79	0.34	1,316,000

Michael Steinmann, P.Geo.,Vice-President Geology — Operations for Pan American Silver, has estimated the mineral resources and is the Qualified Person for the resources. Martin Wafforn, P.Eng, Director of Mine Engineering for Pan American Silver is the Qualified Person for the proven/probable mineral reserves.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 25th day of February, 2005.

“Signed”

Brenda Radies Vice President, Corporate Relations

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: February 28, 2005